Exhibit 99.1

Adaptimmune Reports Full Fiscal Year 2015 Financial Results

- Conference call to be held today at 8:00 AM ET (1:00 PM BST) -

PHILADELPHIA, Pa. and OXFORD, United Kingdom., October 13, 2015 — Adaptimmune Therapeutics plc (Nasdaq: ADAP), (“Adaptimmune” or the “Company”), a clinical stage biopharmaceutical company focused on the use of T-cell therapy to treat cancer, today reported financial results for the full fiscal year 2015, which ended June 30, 2015.

“This has been a period of exciting progress throughout our organization, marked by execution on key elements of our growth strategy,” commented James Noble, Adaptimmune’s Chief Executive Officer. “We successfully completed our initial public offering in May, and continued to scale up the organization in the U.S. and U.K. to execute on our clinical development and research priorities. From a clinical perspective, we generated strong momentum in our pipeline of affinity enhanced T-cell therapies and have seen encouraging response rates to our NY-ESO-1 affinity enhanced T-cell therapy, which we are developing with GSK, in Phase I/II trials in patients with solid and hematologic cancers. We have also demonstrated durable persistence and long-term expression of the TCR on the cell surface. Our clinical momentum has also included the approval of our Investigational New Drug (IND) application for our affinity enhanced T-cell therapy targeting MAGE-A10, as well as the start of dosing in our expanded study of our NY-ESO-1 affinity enhanced T-cell therapy in patients with synovial sarcoma. Finally, we have a rapidly growing number of active research programs which puts us in a strong position to deliver our ambitious goal of new INDs each year from 2016 onwards.”

Mr. Noble continued, “From a corporate perspective, we have nearly doubled our team since our IPO, having recruited exceptional clinical and manufacturing professionals and expanded our highly skilled research and development team. To accommodate this essential expansion and further growth, we recently announced the commencement of construction for state-of-the-art manufacturing and research facilities in the U.S. and U.K., respectively. This has literally laid a firm foundation for Adaptimmune going forward, enabling us to enter 2016 well placed to deliver key data from our ongoing studies, build clinical experience with our affinity enhanced T-cell therapies, and explore ways to further enhance the rate, depth and durability of responses to them.”

Corporate and Clinical Highlights:

•                  Successfully completed IPO and listed on NASDAQ Global Select Market, raising $176 million in net proceeds; current cash is expected to support global operations for  approximately three years;

•                  Initiated dosing in expanded Phase I/II trial of affinity enhanced T-cell therapy targeting NY-ESO-1 in synovial sarcoma patients. Based on encouraging results seen in the first 12 synovial sarcoma patients, the trial has been expanded to include an additional 20 patients in two cohorts, triggering further milestone payments from GSK;

•                  Secured publication of data detailing the persistence, tumor trafficking, antitumor effect and safety profile of Adaptimmune’s affinity enhanced T-cell therapy in patients with advanced multiple myeloma in Nature Medicine;

•                  Presented data from ongoing clinical studies with our NY-ESO-1 T-cell therapy across a number of cancer targets at multiple medical conferences, including the American Association for Cancer Research (AACR) 2015 annual meeting, 2015 American Society of Clinical Oncology (ASCO) annual meeting, and the 18th Annual Meeting of the American Society of Gene and Cell Therapy (ASCGT);

•                  Investigational New Drug (IND) application for Phase I/II studies of our MAGE A-10 T-cell therapy filed and now open in the U.S.; dosing  in non-small cell lung cancer study anticipated to start in 2015;

•                  Increased number of research programs for new therapeutic targets from nine to 12; validation of additional targets ongoing toward goal of filing new INDs each year from 2016 onwards.

•                  Continued execution of growth strategy to build out clinical capabilities to support development of clinical and preclinical pipeline; Company grew from 39 full-time equivalent employees as of July 1, 2014 to 190 as of October 9, 2015; and

•                  Signed lease agreements in Philadelphia, PA for new fully integrated office, laboratory and cGMP CMC / manufacturing facility, and in Oxfordshire, U.K. for new research and development facility.

Full Fiscal Year 2015 Financial Results

•                  Cash position: As of June 30, 2015, Adaptimmune had $284 million (£181 million) in cash, cash equivalents, and asset investments, compared to $46.9 million (£30.1 million) as of June 30, 2014.

•                  Cash Burn: Operating cash outflows were $32.7 million (£20.8 million) related to the growth of Adaptimmune’s business, including $23.2 million (£14.7 million) of R&D expenditure.  The overall net increase in cash and cash equivalents of $181.7 million (£115.6 million) and current asset investments of $55.3 million (£35.2 million) in the 12 months ended June 30, 2015 was primarily due to net proceeds on the Series A round and IPO of $275.2 million (£174.7 million).

•                  Revenue: For the fiscal year ended June 30, 2015, revenue was $10.7 million (£6.8 million) compared to $0.6 million (£0.3 million) for full fiscal year 2014. The increase in 2015 was primarily due to a full year of recognition of revenue under the collaboration and license agreement with GSK, which was announced in June 2014.

•                  Research and development (R&D) expense:  Research and development expenses were $23.2 million (£14.7 million) for fiscal year 2015 compared to $11.6 million (£7.4 million) in fiscal year 2014, primarily due to increased costs associated with ongoing NY-ESO-1 TCR clinical trials, evaluation and validation of additional targets, preparing for NSCLC studies with the Company’s NY-ESO-1 and MAGE A-10 T-cell therapies, personnel expenses including non-cash stock-based compensation, production costs, costs associated with obtaining patents and other intellectual property, and costs related to the Company’s growing operations.

•                  General and administrative (G&A) expense:  General and administrative expenses were $11.3 million (£7.2 million) for fiscal year 2015 compared to $2.5 million (£1.6 million) in fiscal year 2014, primarily due to increased personnel expenses, including non-cash stock-based compensation, and other expenses to support the Company’s growing operations, and the requirements of being a public company.

•                  Net loss:  net loss attributable to common stockholders was $21.6 million (£13.7 million), or $(0.07) per ordinary share (or £(0.04) per ordinary share) for fiscal year 2015.

Fiscal Year Transition

Adaptimmune is transitioning from a June 30 fiscal year end to a December 31 fiscal year end to align more closely with sector comparators, and will be changing its accounting standard from International Financial Reporting Standards (IFRS) to U.S. Generally Accepted Accounting Principles (GAAP) starting in January 2016.  The Company will file a form 20-F containing audited financial statements prepared under IFRS covering the period from July 1, 2015 to December 31, 2015 followed by a form 10-K containing audited financial statements prepared under U.S. GAAP covering the calendar year 2016.  As a result, the Company is providing cash burn guidance for the 18 month period between July 1, 2015 and December 31, 2016.

Financial Guidance

For the six months from July 1, 2015 to December 31, 2015, the Company expects its cash burn to be between $20 and $30 million, excluding cash burn associated with business development activities.  For the full year 2016, the Company expects its cash burn to be between $80 and $100 million, excluding cash burn associated with business development activities, and expects its cash position at December 31, 2016, including cash, cash equivalents, and asset investments, to be at least $150 million.

Conference Call Information

The Company will host a live teleconference and webcast to provide a business update at 8:00 AM ET (1:00 PM BST) today, October 13, 2015. The live webcast of the conference call will be available via the events page of

Adaptimmune’s corporate website at www.adaptimmune.com. An archive will be available after the call at the same address. To participate in the live conference call, if preferred, please dial (877) 280-1254 (United States) or +44(0)20 3427 1919 or 0800 279 4992 (United Kingdom). After placing the call, please ask to be joined into the Adaptimmune conference call and provide the confirmation code (7224348).

About Adaptimmune

Adaptimmune is a clinical stage biopharmaceutical company focused on novel cancer immunotherapy products based on its T-cell receptor (TCR) platform.  Established in 2008, the Company aims to utilize the body’s own machinery — the T-cell — to target and destroy cancer cells by using engineered, increased affinity TCRs as a means of strengthening natural patient T-cell responses. Adaptimmune’s lead program is an affinity enhanced T-cell therapy targeting the NY-ESO cancer antigen. Its NY-ESO TCR affinity enhanced T-cell therapy has demonstrated signs of efficacy and tolerability in Phase 1/2 trials in solid tumors and in hematologic cancer types, including synovial sarcoma and multiple myeloma. As of June 30, 2015, 85 patients had been treated with Adaptimmune’s NY-ESO affinity enhanced T-cell therapy: 47 under Adaptimmune’s IND, and 38 under a National Cancer Institute IND. In June 2014, Adaptimmune announced that it had entered into a strategic collaboration and licensing agreement with GlaxoSmithKline (GSK) for the development and commercialization of the NY-ESO TCR program in partnership with GSK.  In addition, Adaptimmune has a number of proprietary programs and its next affinity enhanced T-cell therapy, directed at MAGE A-10, is scheduled to enter the clinic in 2015. The Company has identified over 30 intracellular target peptides preferentially expressed in cancer cells and is currently progressing 12 of these through unpartnered research programs.  Adaptimmune has over 190 employees and is located in Oxfordshire, U.K. and Philadelphia, USA.  For more information:  http://www.adaptimmune.com

Forward-Looking Statements

This press release contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), which statements may be identified by words such as “believe,” “may”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and other words of similar meaning.  These forward-looking statements involve certain risks and uncertainties. Such risks and uncertainties could cause our actual results to differ materially from those indicated by such forward-looking statements, and include, without limitation: the success, cost and timing of our product development activities and clinical trials; our ability to submit an IND and successfully advance our technology platform to improve the safety and effectiveness of our existing TCR therapeutic candidates; the rate and degree of market acceptance of T-cell therapy generally and of our TCR therapeutic candidates; government regulation and approval, including, but not limited to, the expected regulatory approval timelines for TCR therapeutic candidates; and our ability to protect our proprietary technology and enforce our intellectual property rights; amongst others. For a further description of the risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements, as well as risks relating to our business in general, we refer you to our Prospectus filed with the Securities and Exchange Commission on May 7, 2015. We urge you to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements contained in this press release speak only as of the date the statements were made and we do not undertake any obligation to update such forward-looking statements to reflect subsequent events or circumstances.  We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

Adaptimmune Contacts

Will Roberts

Vice President, Investor Relations

T:  (215) 825-9306

E: will.roberts@adaptimmune.com

Margaret Henry

Head of PR

T: +44 (0)1235 430036

Mob: +44 (0)7710 304249

E: margaret.henry@adaptimmune.com

Selected Consolidated Statement of Income	Year Ended June 30,
(in thousands, except per share data)	2015	2015	2014

Revenue	$10,723	£6,818	£355

Costs and Expenses
Research and development expenses	(23,196)	(14,749)	(7,356)
General and administrative expenses	(11,325)	(7,201)	(1,602)
Other income	727	462	165
Operating loss	(23,071)	(14,670)	(8,438)

Other Expense
Finance income	506	322	2
Finance expense	(1,132)	(720)	(4)
Loss before Income tax	$(23,697)	£(15,068)	£(8,440)

Taxation	2,105	1,339	982
Net loss	$(21,592)	£(13,729)	£(7,458)

Basic and Diluted loss per share	$(0.07)	£(0.04)	£(0.05)

Weighted average number of shares used to calculate loss per share:
Basic and diluted	325,012,111	325,012,111	148,484,504

Selected Consolidated Balance Sheet Data	Year Ended June 30,
(in thousands, except per share data)	2015	2015	2014

Assets
Non-current assets
Property, plant & equipment	$5,393	£3,429	£840
Intangibles	178	113	—
Total non-current assets	$5,571	£3,542	£840
Current assets
Other current assets	102	65	—
Trade and other receivables	6,683	4,249	625
Tax receivable	3,969	2,524	1,027
Current asset investments	55,302	35,164	—
Cash and cash equivalents	229,089	145,666	30,105
Total current assets	$295,145	£187,668	£31,757
Total assets	$300,716	£191,210	£32,597

Total Cash Position, including current asset investment	$284,391	£180,830	£30,105

Equity and liabilities
Equity
Share capital	$668	£425	£182
Share premium	179,431	114,091	9,956
Other reserves	126,516	80,445	10,110
Foreign exchange reserve	190	121	110
Retained earnings	(47,164)	(29,989)	(18,943)
Total Equity	$259,642	£165,093	£1,415
Non-current Liabilities
Trade and other payables	14,312	9,100	—
Current Liabilities
Trade and other payables	26,723	16,992	31,138
Tax payable	39	25	44
Total current liabilities	$26,763	£17,017	£31,138
Total equity and liabilities	$300,716	£191,210	£32,597

Consolidated Cash Flows Statements	Year Ended June 30,
(in thousands, except per share data)	2015	2015	2014

Cash flows from operating activities
Loss for the year before tax	$(23,697)	£(15,068)	£(8,440)
Adjustments for:
Depreciation	703	447	148
Amortization	30	19	—
Loss on disposal of property, plant and equipment	3	2	—
Equity-settled share based payment expense	4,220	2,683	204
Increase in other current assets	(102)	(65)	—
Increase in trade and other receivables	(5,700)	(3,624)	(311)
(Decrease)/increase in trade and other payables	(7,936)	(5,046)	29,539
Foreign exchange translation differences on consolidation	17	11	141
Cash from/(used in) operations	(32,462)	(20,641)	21,281
Net tax (paid)/received	(278)	(177)	578
Net cash from/(used in) operating activities	(32,740)	(20,818)	21,859
Cash flows from investing activities
Acquisition of property, plant & equipment	(4,902)	(3,117)	(851)
Acquisition of intangibles	(208)	(132)	—
Proceeds from disposal of property, plant & equipment	124	79	—
Investments in short-term deposits	(55,302)	(35,164)	—
Net cash used in investing activities	(60,288)	(38,334)	(851)
Cash flows from financing activities
Proceeds from the issue of share capital	274,771	174,713	9,944
Net cash from financing activities	274,771	174,713	9,944
Net increase in cash and cash equivalents	181,743	115,561	30,953
Cash and cash equivalents at start of period	47,346	30,105	(848)
Cash and cash equivalents at year end	$229,089	£145,666	£30,105